Exhibit 99.15

On August 18, 2015, the Compensation Committee (the "Committee") of Viavi Solutions Inc. (the "Company") established the Company's 2015 Market Stock Unit Grant Policy (the "2016 MSU Policy") providing that all awards of market-based stock units ("MSUs"), including, subject to participant approval, outstanding MSUs previously granted, with vesting tied to total stockholder return compared to the NASDAQ Telecomm Index over performance periods ending on each of September 15, 2016, September 15, 2017 and September 15, 2018 (the "MSU Performance Period"), with one-third of a participant's award being earnable in each year of the MSU Performance Period. Under the 2016 MSU Policy, the number of shares earned for each year of the MSU Performance Period is based on the Company's relative ranking versus the NASDAQ Telecom Index. Viavi's relative ranking will be evaluated based on comparing a base price for the Company's common stock against the companies that make up the Nasdaq Telecom Index (determined as the weighted average stock price for each year for each company in the Index during the MSU Performance Period). The maximum number of shares that can be earned is 150% of target with a minimum of 0% of target as follows:

Performance Threshold/Target	Shares Earned
0-25th Percentile	0% of Target Shares
25th-55th Percentile	0%-100% of Target Shares
55th-100th Percentile	100%-150% of Target Shares

The actual percentage of shares earned will be determined by the Committee at the end of each year of the MSU Performance Period and will be interpolated on a linear basis for performance between threshold and target for each level of achievement.